Exhibit 99.1

PRESS RELEASE

AuRico Gold Announces Intention to Delist Shares of Northgate Minerals Corporation from the NYSE Amex

Toronto: November 9, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ) (“AuRico”) today announced that it notified the NYSE Amex of its intent to file a Form 25 with the United States Securities and Exchange Commission to withdraw Northgate Minerals Corporation’s common shares from listing on the NYSE Amex (TSX:NGX) (NYSE-Amex:NXG) (“Northgate”).

On October 26, 2011, AuRico completed its acquisition of Northgate. The acquisition was carried out by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. Shareholders of both AuRico and Northgate voted overwhelmingly in favour to approve AuRico’s acquisition of Northgate at their respective special meetings of shareholders each held on October 24, 2011. Under the terms of the acquisition, AuRico, among other things, acquired all of the issued and outstanding common shares of Northgate on the basis of 0.365 of an AuRico common share for each common share of Northgate. On October 31, 2011, Northgate was amalgamated into AuRico.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Anne Day	Keren Yun
Director of Investor Relations	Director of Investor Relations
AuRico Gold Inc.	Northgate Minerals Corporation
647-260-8880	416-216-2781

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release may use certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US investors are urged to consider closely the disclosure in AuRico’s Annual Report on Form 40-F, which may be secured from AuRico or from the SEC’s website at http://www.sec.gov.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of AuRico or Northgate, their respective subsidiaries and their respective projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the anticipated benefits of the AuRico-Northgate transaction including the ability to create value therefrom anticipated future financial and operational performance, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of AuRico’s exploration approaches, AuRico’s ability to delineate additional resources and reserves as a result of such programs, statements regarding its respective financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, including anticipated 2011 results, operating performance projections for 2011, AuRico’s ability to fully fund its respective business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, AuRico. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in any of AuRico’s loan facilities, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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